Exhibit 99.2

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INNOCOLL HOLDINGS PLC

INTERNET/MOBILE – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Internet voting is available up to 11:30 A.M (Irish time) on September 3, 2016.

MAIL – Mark, sign and date your proxy card and return it to the company's registrar (Capita Asset Services -Shareholder Solutions, 2 Grand Canal Square, Dublin 2, D02 A342, Ireland) so as to be received by no later than 11:30 A.M. (Irish time) on September 3, 2016.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this X

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" PROPOSALS 1, 2 AND 3 AND IN THE PROXY'S DISCRETION ON ANY OTHER MATTERS COMING BEFORE THE MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"

1. Election of Directors:

	FOR	AGAINST	ABSTAIN
1.1 Mr Jonathan Symonds	☐	☐	☐
1.2 Dr Shumeet Banerji	☐	☐	☐
1.3 Mr David Brennan	☐	☐	☐
1.4 Mr James Culverwell	☐	☐	☐
1.5 Mr Rolf Schmidt	☐	☐	☐
1.6 Dr Joseph Wiley	☐	☐	☐
1.7 Mr Anthony Zook	☐	☐	☐

	FOR	AGAINST	ABSTAIN
2. To authorize the directors of the company to fix the remuneration of the auditors.	☐	☐	☐
3. To authorize the price range at which the Company can re-allot shares that it holds as treasury shares.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2016.**

Note: please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. If a signer is a corporation, please sign full corporate name by duly authorized officer.

ƒ FOLD HERE ¡ DO NOT SEPARATE ¡ INSERT IN ENVELOPE PROVIDED ƒ Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held September 5, 2016 The notice of meeting is available at http://www.cstproxy.com/innocoll/2016 INNOCOLL HOLDINGS PLC (¡Innocoll¡) Annual General Meeting of Shareholders September 5, 2016 at 11:30 A.M. (Irish time) This proxy is solicited by the Board of Directors PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) the Chairman of the Annual General Meeting to be held at 11:30 A.M. (Irish time) on September 5, 2016 at 6th Floor, 2 Grand Canal Square, Dublin 2, D02 A342, Ireland (the ¡AGM¡) or __________________ as his/ her/its proxy, with the power to appoint his/her/its substitute, and hereby authorize(s) him/her/it to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Innocoll that the shareholder(s) is/are entitled to vote at the AGM, and at any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in favour of the proposals. This form of proxy is for use by registered shareholders only. If the appointor is a corporate entity, this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose. Alternatively, a corporate entity may complete a separate appointment of corporate representative form. To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the manner described on the reverse side. The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish. Any alterations made to this form must be initialled by you. In the case of joint holders: The vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For these purposes, seniority is determined by the order in which your names appear in Innocoll¡s register of shareholders in respect of the joint shareholding. Each proposal shall be decided on a poll. On a poll, a person entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses in the same way. (Continued and to be marked, dated and signed, on the other side)